Filed Pursuant to Rule 433

Registration No. 333-222108-01

November 18, 2019

Pricing Term Sheet

Issuer:	Ameren Illinois Company
Expected Ratings (Moody’s/S&P)*:	A1 / A
Trade Date:	November 18, 2019
Settlement Date:	November 26, 2019 (T+6)**
Issue:	3.25% First Mortgage Bonds due 2050
Principal Amount:	$300,000,000
Coupon (Interest Rate):	3.25% per annum
Maturity Date:	March 15, 2050
Benchmark Treasury:	2.250% due August 15, 2049
Benchmark Treasury Price:	99-00+
Benchmark Treasury Yield:	2.296%
Spread to Benchmark Treasury:	+98 basis points
Re-offer Yield:	3.276%
Offering Price (Issue Price):	99.506% of the principal amount
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2020
Optional Redemption:

Prior to September 15, 2049 (the “Par Call Date”), at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any First Mortgage Bonds to be redeemed if such First Mortgage Bonds matured on the Par Call Date discounted at the Adjusted Treasury Rate plus 15 basis points, in each case plus accrued and unpaid interest, and on or after the Par Call Date, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN:	02361D AU4 / US02361DAU46
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
Fifth Third Securities, Inc.
PNC Capital Markets LLC
Co-Managers:	KeyBanc Capital Markets Inc.
Blaylock Van, LLC
Cabrera Capital Markets, LLC
Loop Capital Markets LLC
Penserra Securities LLC

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated November 18, 2019.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

** The Issuer expects to deliver the First Mortgage Bonds against payment for the First Mortgage Bonds on or about the Settlement Date specified above, which will be the sixth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds on the date hereof or the next three succeeding business days will be required, by virtue of the fact that the First Mortgage Bonds are expected to initially settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864, Goldman Sachs & Co. LLC toll-free at (866) 471-2526 or Mizuho Securities USA LLC toll-free at (866) 271-7403.